Exhibit 21.1

List of Subsidiaries and Consolidated Affiliated Entities

As of December 31, 2025, the Company’s subsidiaries and consolidated affiliated entities include the following entities:

		Place of	Percentage
	Date of	incorporation	of
	incorporation	(or establishment)	ownership
Name	or acquisition	/operation	%	Principal activity
Subsidiaries

Ambow Education Inc.	July 5, 2016	United States	100%	Investment Holding

Ambow NSAD Inc.	May 8, 2019	United States	100%	Investment Holding

NewSchool of Architecture and Design, LLC (“NewSchool”)	March 6, 2020	United States	100%	Educational program and services

HybriU Inc.	January 23, 2024	United States	100%	HybriU